Doral Financial Corporation
1451 Franklin D. Roosevelt Avenue
San Juan, Puerto Rico 00920-2717
August 4, 2010
VIA EDGAR
Michael Clampitt
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7553

Re:	Doral Financial Corporation Registration Statement on Form S-1 (File No. 333-167012)
Dear Mr. Clampitt:
          Pursuant to Rule 461 under the Securities Act of 1933, as amended, Doral Financial Corporation (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-1, as amended, be accelerated so that it will be declared effective at 4:30 p.m., Eastern Time, on August 6, 2010, or as soon as possible thereafter.
          In connection with this request for acceleration, the Company hereby acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Please contact Helena Grannis of Cleary Gottlieb Steen & Hamilton, counsel to the Company, at (212) 225-2376, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Mr. Clampitt
Securities and Exchange Commission
p. 2

Very truly yours, Doral Financial Corporation
By:	/s/ Robert E. Wahlman
	Name:	Robert E. Wahlman
	Title:	Executive Vice President and Chief Financial Officer

cc:	Michael Seaman Securities and Exchange Commission, Division of Corporation Finance

Enrique Ubarri Doral Financial Corporation

Leslie N. Silverman Cleary Gottlieb Steen & Hamilton LLP

Helena K. Grannis Cleary Gottlieb Steen & Hamilton LLP